# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NET Power Inc., CIK 0001845437
CUSIP: 64107A105
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 320 Roney Street, Suite 200, Durham, North Carolina (NC), 27701
Date of event which requires filing of this statement: 07/30/2025
Filed by CIK 0001947998
Persons authorized to receive notices and communications: Min Lee, 8 Rivers Capital, LLC, 406 Blackwell Street, 4th Floor, Durham, North Carolina (NC), 27701, 919-667-1800

## Reporting persons
- 8 RIVERS CAPITAL, LLC (CIK 0001981100): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 26,729,880; sole dispositive power 0; shared dispositive power 26,729,880; aggregate amount beneficially owned 26,729,880 (25.6% of the class)
  Comment: Row 8, 10 and 11.
  
  Beneficial ownership of shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of NET Power, Inc. (the "Issuer") is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of Schedule 13D (as defined below), as amended by this Amendment No. 6 (as defined below).
  
  Represents 26,729,880 Class A Units of NET Power Operations LLC ("Opco Units") held directly by NPEH, LLC ("NPEH"), that are exchangeable for shares of Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of Class B common stock, par value $0.0001 per share ("Class B Common Stock"), of the Issuer held directly by NPEH, which have no economic value, will be cancelled.
  
  Row 13.
  
  Based upon (i) 77,726,852 shares of Class A Common Stock issued and outstanding as of May 9, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 12, 2025 (the "Issuer Form 10-Q") and (ii) 26,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
- NPEH, LLC (CIK 0001981772): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 26,729,880; sole dispositive power 0; shared dispositive power 26,729,880; aggregate amount beneficially owned 26,729,880 (25.6% of the class)
  Comment: Row 8, 10 and 11.
  
  Represents 26,729,880 Opco Units held directly by NPEH that are exchangeable for shares of Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of Class B Common Stock held directly by NPEH, which have no economic value, will be cancelled.
  
  Row 13.
  
  Based upon (i) 77,726,852 shares of Class A Common Stock issued and outstanding as of May 9, 2025, as reported in the Issuer Form 10-Q and (ii) 26,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
- SK INC. (CIK 0001947998): type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 8, 10, 11 and 13.
  
  On July 30, 2025, SK Inc. ("SK"), which directly owned 100% of each of Tillandsia, Inc. ("Tillandsia"), Areca, Inc. ("Areca") and Chamaedorea, Inc. ("Chamaedoria"), sold its interests in each of Tillandsia, Areca and Chamaedorea to Damian Beauchamp ("Mr. Beauchamp") and 8RCH, LLC, a Delaware limited liability company ("8RCH"), (the "Sale"). Following the Sale, Mr. Beauchamp directly owns 50% of each of Tillandsia, Areca and Chamaedorea and 8RCH directly owns 50% of each of Tillandsia, Areca and Chamaedorea. Following the Sale, SK no longer beneficially owns 5% or greater of the Issuer's Class A Common Stock, and is therefore no longer a Reporting Person.
- TILLANDSIA, INC. (CIK 0001994408): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 8 and 10.
  
  Mr. Beauchamp directly owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea. 8RCH directly owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea and Cynda Beauchamp ("Mrs. Beauchamp") directly owns 100% of the outstanding equity of 8RCH. Each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, of the voting units of 8 Rivers Capital, LLC ("8 Rivers") and Mr. Beauchamp directly owns approximately 2.27% of the voting units of 8 Rivers. Thus, each of Mr. Beauchamp, Mrs. Beauchamp and 8RCH may be deemed to be a beneficial owner of the shares beneficially owned by 8 Rivers. 8 Rivers owns approximately 91.4% of the outstanding equity of NPEH and is the manager of NPEH and thus may be deemed to be a beneficial owner of the shares of Class A Common Stock deemed to be directly owned by NPEH. As indicated above, each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, of the voting units of 8 Rivers and none of Tillandsia, Areca or Chamaedorea controls 8 Rivers or NPEH.
- ARECA, INC. (CIK 0001994405): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 8 and 10.
  
  Mr. Beauchamp directly owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea. 8RCH directly owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea. Each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, of the voting units of 8 Rivers and Mr. Beauchamp directly owns approximately 2.27% of the voting units of 8 Rivers. Thus, each of Mr. Beauchamp, Mrs. Beauchamp and 8RCH may be deemed to be a beneficial owner of the shares beneficially owned by 8 Rivers. 8 Rivers owns approximately 91.4% of the outstanding equity of NPEH and is the manager of NPEH and thus may be deemed to be a beneficial owner of the shares of Class A Common Stock deemed to be directly owned by NPEH. As indicated above, each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, of the voting units of 8 Rivers and none of Tillandsia, Areca or Chamaedorea controls 8 Rivers or NPEH.
- CHAMAEDOREA, INC. (CIK 0001996050): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 8 and 10.
  
  Mr. Beauchamp directly owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea. 8RCH directly owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea. Each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, of the voting units of 8 Rivers and Mr. Beauchamp diretly owns approxiamtely 2.27% of the voting units of 8 Rivers. Thus, each of Mr. Beauchamp, Mrs. Beauchamp and 8RCH may be deemed to be a beneficial owner of the shares beneficially owned by 8 Rivers. 8 Rivers owns approximately 91.4% of the outstanding equity of NPEH and is the manager of NPEH and thus may be deemed to be a beneficial owner of the shares of Class A Common Stock deemed to be directly owned by NPEH. As indicated above, each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, of the voting units of 8 Rivers and none of Tillandsia, Areca or Chamaedorea controls 8 Rivers or NPEH.
- Damian Beauchamp (CIK 0001973442): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 26,729,880; sole dispositive power 0; shared dispositive power 26,729,880; aggregate amount beneficially owned 26,729,880 (25.6% of the class)
  Comment: Rows 8, 10 and 11:
  
  Mr. Beauchamp directly owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea. Mrs. Beauchamp directly owns 100% of the interests of 8RCH. 8RCH directly owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea. Each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, or an aggregate of approximately 68.48% of the voting units of 8 Rivers and Mr. Beauchamp directly owns approximately 2.27% of the voting units of 8 Rivers. 8 Rivers owns approximately 91.4% of the outstanding equity of NPEH and is the manager of NPEH and may be deemed to beneficially own the shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH. Because of the foregoing relationships, each of Mr. Beauchamp, Mrs. Beauchamp and 8RCH may be deemed to beneficially own the shares of Class A Common Stock that may be beneficially owned by 8 Rivers.
  
  Row 13:
  
  Based upon (i) 77,726,852 shares of Class A Common Stock issued and outstanding as of May 9, 2025, as reported in the Issuer Form 10-Q and (ii) 26,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
- 8RCH, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 26,729,880; sole dispositive power 0; shared dispositive power 26,729,880; aggregate amount beneficially owned 26,729,880 (25.6% of the class)
  Comment: Rows 8, 10 and 11:
  
  Mr. Beauchamp directly owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea. Mrs. Beauchamp directly owns 100% of the interests of 8RCH. 8RCH directly owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea. Each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, or an aggregate of approximately 68.48% of the voting units of 8 Rivers and Mr. Beauchamp directly owns approximately 2.27% of the voting units of 8 Rivers. 8 Rivers owns approximately 91.4% of the outstanding equity of NPEH and is the manager of NPEH and may be deemed to beneficially own the shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH. Because of the foregoing relationships, each of Mr. Beauchamp, Mrs. Beauchamp and 8RCH may be deemed to beneficially own the shares of Class A Common Stock that may be beneficially owned by 8 Rivers.
  
  Row 13:
  
  Based upon (i) 77,726,852 shares of Class A Common Stock issued and outstanding as of May 9, 2025, as reported in the Issuer Form 10-Q and (ii) 26,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
- Cynda Beauchamp: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 26,729,880; sole dispositive power 0; shared dispositive power 26,729,880; aggregate amount beneficially owned 26,729,880 (25.6% of the class)
  Comment: Rows 8, 10 and 11:
  
  Mr. Beauchamp directly owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea. Mrs. Beauchamp directly owns 100% of the interests of 8RCH. 8RCH directly owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea. Each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, or an aggregate of approximately 68.48% of the voting units of 8 Rivers and Mr. Beauchamp directly owns approximately 2.27% of the voting units of 8 Rivers. 8 Rivers owns approximately 91.4% of the outstanding equity of NPEH and is the manager of NPEH and may be deemed to beneficially own the shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH. Because of the foregoing relationships, each of Mr. Beauchamp, Mrs. Beauchamp and 8RCH may be deemed to beneficially own the shares of Class A Common Stock that may be beneficially owned by 8 Rivers.
  
  Row 13:
  
  Based upon (i) 77,726,852 shares of Class A Common Stock issued and outstanding as of May 9, 2025, as reported in the Issuer Form 10-Q and (ii) 26,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001
Name of issuer: NET Power Inc.
Address of issuer's principal executive offices: 320 Roney Street, Suite 200, Durham, North Carolina (NC), 27701
Comment: This Amendment No. 6 ("Amendment No. 6") to Schedule 13D amends the statement on Schedule 13D originally filed by each of 8 Rivers, NPEH, SK, Tillandsia, Areca and Chamaedorea (each, a "Reporting Person" and, collectively, the "Reporting Persons") on June 20, 2023, as amended by Amendment No. 1 on May 28, 2024, as amended by Amendment No. 2 on September 23, 2024, as amended by Amendment No. 3 on October 21, 2024, as amended by Amendment No. 4 on November 26, 2024 and as amended by Amendment No. 5 on July 17, 2025 (the "Schedule 13D"). Following the Sale, SK no longer beneficially owns 5% or greater of the Issuer's Class A Common Stock, and is therefore no longer a Reporting Person. Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and supplemented by adding the following information:

Damian Beauchamp ("Mr. Beauchamp") is a reporting person who owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea, is a director of 8 Rivers and is the spouse of Mrs. Beauchamp.

Cynda Beauchamp ("Mrs. Beauchamp") is a reporting person who owns 100% of equity interests of 8RCH, LLC and is the spouse of Mr. Beauchamp.

8RCH, LLC, a Delaware limited liability company ("8RCH") is a reporting person which owns 50% of the outstanding equity of each of Tillandsia, Areca and Chamaedorea.
Present principal occupation or employment:
Item 2(c) is hereby amended and supplemented by adding the following information:

The principal occupation of Mr. Beauchamp is to serve as the chief executive officer of 8 Rivers. The principal occupation of Mrs. Beauchamp is private investor. The principal business of 8RCH is as an investment holding company whose principal business address is 8 The Green STE B, Dover, Delaware 19901.
Citizenship:
Item 2(f) is hereby amended and supplemented by adding the following information:

Mr. Beauchamp and Mrs. Beauchamp are citizens of the United States. 8RCH is a limited liability company organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 3 of Schedule 13D is hereby amended and supplemented by adding the following information:

On July 30, 2025, SK, which directly owned 100% of each of Tillandsia, Areca and Chamaedorea, sold its interests in each of Tillandsia, Areca and Chamaedorea to Mr. Beauchamp and 8RCH. Following the Sale, Mr. Beauchamp directly owns 50% of each of Tillandsia, Areca and Chamaedorea and 8RCH directly owns 50% of each of Tillandsia, Areca and Chamaedorea. Mr. Beauchamp used personal funds to fund his portion of the aggregate purchase price. 8RCH used its working capital to fund its portion of the aggregate purchase price. Following the Sale, SK no longer beneficially owns 5% or greater of the Issuer's Class A Common Stock, and is therefore no longer a Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following information:

On July 30, 2025, SK, which directly owned 100% of each of Tillandsia, Areca and Chamaedorea, sold its interests in each of Tillandsia, Areca and Chamaedorea to Mr. Beauchamp and 8RCH. Following the Sale, Mr. Beauchamp directly owns 50% of each of Tillandsia, Areca and Chamaedorea and 8RCH directly owns 50% of Tillandsia, Areca and Chamaedorea. Following the Sale, SK no longer beneficially owns 5% or greater of the Issuer's Class A Common Stock, and is therefore no longer a Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5(a) and (b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is hereby incorporated by reference in its entirety.

The percentages reported in this Amendment No. 6 are calculated based upon (i) 77,726,852 shares of Class A Common Stock issued and outstanding as of May 9, 2025, as reported in the Issuer Form 10-Q and (ii) 26,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
Transactions in the class effected during the past sixty days: Except as described in Schedule 13D and this Amendment No. 6, no transactions in the class of securities reported have been effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Other than as described in this Amendment No. 6, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer covered by this Amendment No. 6.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Following the Sale, SK no longer beneficially owns 5% or greater of the Issuer's Class A Common Stock, and is therefore no longer a Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement by and between 8 Rivers Capital, LLC, NPEH, LLC, Damian Beauchamp, Cynda Beauchamp, 8RCH, LLC, Tillandsia, Inc., Areca, Inc., Chamaedorea, Inc., and SK Inc. dated July 30, 2025.

## Signatures
- 8 RIVERS CAPITAL, LLC: /s/ Min Lee, Min Lee, Acting General Counsel (07/30/2025)
- NPEH, LLC: /s/ Min Lee, Min Lee, Acting General Counsel (07/30/2025)
- SK INC.: /s/ Munhyuk Jang, Munhyuk Jang, Head of Corporate Management Department (07/30/2025)
- TILLANDSIA, INC.: /s/ Kiseon Park, Kiseon Park, President (07/30/2025)
- ARECA, INC.: /s/ Jae Hun Jang, Jae Hun Jang, President (07/30/2025)
- CHAMAEDOREA, INC.: /s/ Munhyuk Jang, Munhyuk Jang, Treasurer (07/30/2025)
- Damian Beauchamp: /s/ Damian Beauchamp, Damian Beauchamp (07/30/2025)
- 8RCH, LLC: /s/ Cynda Beauchamp, Cynda Beauchamp, President & Secretary (07/30/2025)
- Cynda Beauchamp: /s/ Cynda Beauchamp, Cynda Beauchamp (07/30/2025)